HILAND PARTNERS, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

February 7, 2005

VIA EDGAR & FACSIMILE (202) 942-9528

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0405

Attention: Mr. Alex Shukhman

  Re:
  Hiland Partners, LP
  Registration Statement on Form S-1
  Filed on October 22, 2004 (File No. 333-119908)

Dear Mr. Shukhman:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 1:00 p.m. (Washington D.C. time) on February 9, 2005, or as soon thereafter as practicable.

Very truly yours,
/s/ KEN MAPLES
Name:	Ken Maples
Title:	Chief Financial Officer, Vice President and Secretary